PROSPECTUS

January 31, 2004
CALVERT CASH RESERVES



Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

TABLE OF CONTENTS

These securities have not been approved or disapproved by the Securities and Exchange Commission (SEC) or any State Securities Commission, nor has the SEC or any State Securities Commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

CALVERT CASH RESERVES FUND

Advisor: Calvert Asset Management Company, Inc.

OBJECTIVE

CALVERT CASH RESERVES Institutional Prime Fund (the "Fund") is a money market fund which seeks to obtain the highest level of current income, consistent with safety, preservation of capital and liquidity that is available through investments in specified money market instruments. The Fund seeks to maintain a constant net asset value of $1.00 per share for the Fund.

The Fund is designed for institutional investors who are looking for a high-quality money market portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund's assets are invested primarily in Top-Tier Securities, such as:

- high-quality short-term investments, including U.S. Government and agency or instrumentality securities;
- high-quality, U.S. dollar denominated international money market investments;
- certificates of deposit of major banks;
- commercial paper;
- eligible high-grade short-term corporate obligations, including participation interests in loans extended to issuers of such obligations;
- repurchase agreements;
- reverse repurchase agreements;
- bankers acceptances;
- floating rate notes;
- variable-rate demand notes; and
- taxable municipal securities.

The Fund invests in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended.

PRINCIPAL RISKS

The yield of the Fund will vary daily, depending on market interest rates, and tends to follow the same direction as the rates.

Dividends paid by the Fund will fluctuate as interest rates and net investment income fluctuate.

Investments in obligations not guaranteed by the full faith and credit of the U.S. Government, including those of certain government-sponsored entities such as Fannie Mae and Freddie Mac, are subject to the ability of the issuer to make payment at maturity, and are neither insured nor guaranteed by the U.S. Treasury.

Purchasing obligations for future delivery or on a "when-issued" basis may increase the Fund's overall investment exposure and involves a risk of loss if the value of the securities declines prior to the settlement date. The transactions are fully secured at all times.

The sudden credit deterioration of a holding could cause the yield or overall value of the Fund to decrease. The Fund limits the amount it invests in any one issuer to lessen exposure.

An investment in the Fund is not a bank deposit and is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

BAR CHART AND PERFORMANCE TABLE

The following bar chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance has varied from year to year. Prior to July 1, 1996 the Fund was not an institutional fund; therefore, the expenses were higher. The table compares the Fund's returns over time to the Lipper Institutional Money Market Funds Average, an average of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Total Return

Year	Return
1994	3.21%
1995	4.55%
1996	4.40%
1997	5.74%
1998	5.62%
1999	5.27%
2000	6.48%
2001	4.20%
2002	1.81%
2003	1.08%

Best Quarter (of periods shown)	Q4 '00	1.64%
Worst Quarter (of periods shown)	Q3 '03	0.24%

Average Annual Total Returns (for the periods ended 12/31/03)

	1 year	3 year	5 year	10 year*
CCR Institutional Prime	1.08%	2.35%	3.75%	4.19%
Lipper Institutional Money Market Funds Average	0.80%	2.07%	3.46%	4.35%

* Prior to 7/1/96, the Fund was not an institutional fund; therefore, the expenses were higher. Since inception as an institutional fund (7/31/96) 4.37%; Lipper Institutional Money Market Funds Average 4.08%. The month-end date of 7/31/96 is used for comparison purposes only; actual Fund inception is 7/1/96. Since actual inception (7/1/96) CCR Institutional Prime 4.38%.

For current yield information, call 1-800-317-2274, or visit Calvert's website at: www.calvert.com/institutional.

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

A. Shareholder Fees (fees paid directly from your investment)

Maximum Sales Load on Purchases	None
Maximum Deferred Sales Load	None
Maximum Sales Load on Reinvested Dividends	None
Redemption Fees	None
Exchange Fee	None

B. Annual Fund Operating Expenses - Fiscal Year ended September 30, 2003
(expenses that are deducted from Fund assets)

Management Fees[1]	.30%
Rule 12b-1 and/or Service Fees	None
Other Expenses	.08%
Total Fund Operating Expenses	.38%

[1]Management fees include the administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of the Advisor.

C. Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that:

- You invest $1,000,000 (the minimum required invest-ment) in the Fund for the time periods indicated;
- You redeem all shares at the end of the periods;
- Your investment has a 5% return each year; and
- The Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$3,888	$12,210	$21,320	$48,041

MANAGEMENT AND ADVISORY FEES

Calvert Asset Management Company, Inc. ("Calvert") is the Fund's investment advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. Calvert is located at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814. As of December 31, 2003, it had over $9.5 billion in assets under management.

Calvert provides the Fund with investment supervision and management; office space; and furnishes executive and other personnel to the Fund. Calvert also pays the salaries and fees of all Trustees who are affiliated persons. Calvert may pay certain advertising and promotional expenses of the Fund. The advisory fee paid to Calvert by the Fund for the fiscal year ended September 30, 2003, was 0.25% of the Fund's average daily net assets. The advisory fee does not include any administrative service fees. Calvert may voluntarily waive a portion of its advisory fee.

HOW TO BUY SHARES

Complete and sign an application for each new account. For more information, please contact the Calvert Institutional Marketing Group at 800-317-2274.

The minimum initial investment and minimum balance required is $1,000,000. There is no minimum for subsequent investments. Investments may be made by wire or by exchange from another Calvert account:

ABA#011000028
FBO: Calvert Cash Reserves Fund 707
Wire Account #9903-765-7
Insert your name and account number here
State Street Bank & Trust Company
Boston, Massachusetts

Federal regulations require all financial institutions to obtain, verify and record information that identifies each person who opens an account. The Fund requires your name, date of birth, residential street address or principal place of business, social security number, employer identification number or other governmental issued identification when you open an account in order to verify your identity. The Fund may place limits on account transactions while it is in the process of attempting to verify your identity. If the Fund is unable to verify your identity, the Fund may be required to redeem your shares and close your account.

Important - How Shares are Priced
The price of shares is based on the Fund's net asset value ("NAV"). NAV is computed by adding the value of the Fund's holdings plus other assets, subtracting liabilities, and then dividing the result by the number of shares outstanding.

The Fund is valued according to the "amortized cost" method, which is intended to stabilize the NAV at $1 per share. If market quotations are not readily available, securities are valued by a method that the Fund's Board of Trustees/Directors believes accurately reflects fair value. The NAV is calculated as of the close of each business day, which coincides with the closing of the regular session of the New York Stock Exchange ("NYSE") (generally 4 p.m. ET), and at such other times as may be necessary or appropriate. The Fund is open for business each day the NYSE is open. Please note that there are some federal holidays, however, such as Columbus Day and Veterans' Day, when the NYSE is open and the Fund is open but federal wires cannot be received because the banks are closed.

When Your Account Will Be Credited
Your purchase will be processed at the NAV calculated after your order is received. A telephone order placed to Calvert

Institutional Marketing Group by 3:00 p.m. Eastern time will receive the dividend on Fund shares declared that day if federal funds are received by the custodian by 5 p.m. Eastern time. Telephone orders placed after 3:00 p.m. will begin earning dividends on Fund shares the next business day. If no telephone order is placed, investments begin earning dividends the next business day. Exchanges begin earning dividends the next business day after the exchange request is received by mail or telephone.

All of your purchases must be made by wire. No cash or checks will be accepted. The Fund reserves the right to suspend the offering of shares for a period of time or to reject any specific purchase order.

OTHER CALVERT FEATURES / POLICIES

Calvert Information Network
For 24 hour performance and account information call 800-368-2745 or visit www.calvert.com.

You can obtain current performance and pricing information, verify account balances, and authorize certain transactions with the convenience of one phone call, 24 hours a day.

Note: The information on our website is not incorporated by reference into this prospectus; our website address is included as an inactive textual reference only.

Account Services
By signing up for services when you open your account, you avoid having to obtain a signature guarantee. If you wish to add services at a later date, a signature guarantee to verify your signature may be obtained from any bank, trust company and savings and loan association, credit union, broker-dealer firm, or member of a domestic stock exchange. A notary public cannot provide a signature guarantee.

Telephone Transactions
You may redeem by exchange of shares or by wire if you have pre-authorized service instructions. You receive telephone privileges automatically when you open your account unless you elect otherwise. For our mutual protection, the Fund, the shareholder servicing agent, and their affiliates use precautions such as verifying shareholder identity and recording telephone calls to confirm instructions given by phone. A confirmation statement is sent for most transactions; please review this statement and verify the accuracy of your transaction immediately.

Exchanges

Calvert offers a wide variety of investment options that includes common stock funds, tax-exempt and corporate bond funds, and money market funds. We make it easy for you to purchase shares in other Calvert funds if your investment goals change.

Complete and sign an account application, taking care to register your new account in the same name and taxpayer identification number as your existing Calvert account(s). Exchange instructions may then be given by telephone if telephone redemptions have been authorized and the shares are not in certificate form.

Before you make an exchange, please note the following: Each exchange represents the sale of shares of one Fund and the purchase of shares of another.

You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert Fund at no additional charge.

Shares may only be exchanged for shares of the same class of another Calvert Fund.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Electronic Delivery of Prospectuses and Shareholder Reports

You may request to receive electronic delivery of prospectuses and annual and semi-annual reports.

Combined General Mailings (Householding)

Multiple accounts with the same social security number will receive one mailing per household of information such as prospectuses and semi-annual and annual reports. Call customer service at 800-368-2745 to request further grouping of accounts to receive fewer mailings, or to request that each account still receive a separate mailing. Separate statements will be generated for each separate account and will be mailed in one envelope for each combination above.

Special Services and Charges

The Fund pays for shareholder services but not for special services that are required by a few shareholders, such as a request for a historical transcript of an account. You may be required to pay a fee for these special services.

If you are purchasing shares through a program of services offered by a broker/dealer or financial institution, you should read the program materials together with this Prospectus. Certain features may be modified in these programs, and the broker/dealer or financial institution may impose charges for their services.

DIVIDENDS, CAPITAL GAINS, AND TAXES

The Fund accrues dividends daily from its net investment income, and pays the dividends monthly. Net investment income consists of interest income, net short-term capital gains, if any, and dividends declared and paid on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Fund does not anticipate making any such distributions unless available capital loss carryovers have been used or have expired.

Dividend Payment Options

Dividends and any distributions are automatically reinvested in the same Fund at NAV (without sales charge), unless you elect to have amounts of $10 or more wired to a predesignated bank account. Dividends and distributions from any Calvert Fund may be automatically invested in an identically registered account in any other Calvert Fund at NAV. If reinvested in the same account, new shares will be purchased at NAV on the reinvestment date, which is generally 1 to 3 days prior to the payment date. You must notify the Fund in writing to change your payment options. If you elect to have dividends and/or distributions paid in cash, and the U.S. Postal Service returns the check as undeliverable, it, as well as future dividends and distributions, will be reinvested in additional shares. No dividends will accrue on amounts represented by uncashed distribution or redemption checks.

Federal Taxes

In January, the Fund will mail you Form 1099-DIV indicating the federal tax status of dividends and any capital gain distributions paid to you during the past year. Generally, dividends and distributions are taxable in the year they are paid. However, any dividends and distributions paid in January but declared during the prior three months are taxable in the year declared. Dividends and distributions are taxable to you regardless of whether they are taken in cash or reinvested. Dividends, including short-term capital gains, are taxable as ordinary income. Distributions from long-term capital gains are taxable as long-term capital gains, regardless of how long you have owned shares.

Other Tax Information
In addition to federal taxes, you may be subject to state or local taxes on your investment, depending on the laws in your area. You will be notified to the extent, if any, that dividends reflect interest received from US government securities. Such dividends may be exempt from certain state income taxes.

Taxpayer Identification Number
If we do not have your correct Social Security or Taxpayer Identification Number ("TIN") and a signed certified application or Form W-9, Federal law requires us to withhold 28% of your reportable dividends, and possibly 28% of certain redemptions. In addition, you may be subject to a fine by the Internal Revenue Service. You will also be prohibited from opening another account by exchange. If this TIN information is not received within 60 days after your account is established, your account may be redeemed (closed) at the current NAV on the date of redemption. Calvert reserves the right to reject any new account or any purchase order for failure to supply a certified TIN.

HOW TO SELL SHARES
You may redeem all or a portion of your shares on any day the Fund is open for business, provided the amount requested is not on hold. Your shares will be redeemed at the next NAV calculated after your redemption request is received. You will receive dividends through the date the request is received and processed. A telephone order for a redemption must be received by the Calvert Institutional Marketing Group by 3:00 p.m. Eastern time in order for the proceeds to be sent to you on the same business day. If making immediate payment could adversely affect the Fund, it may take up to seven (7) days to make payment. The Fund has the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the net asset value of the Fund, whichever is less. The Fund reserves the right to suspend or postpone redemptions during any period when: (a) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed all day for other than customary weekend and holiday closings; (b) the SEC has granted an order to the Fund permitting such suspension; or (c) an emergency, as determined by the SEC, exists, making disposal of portfolio securities or valuation of net assets of the Fund not

reasonably practicable. Please note that there are some federal holidays, however, such as Columbus Day and Veterans' Day, when the NYSE is open and the Fund is open but redemptions cannot be mailed or wired because the post office and banks are closed. Follow these suggestions to ensure timely processing of your redemption request:

By Telephone
You may redeem shares from your account by telephone and have your money electronically transferred or wired to a bank you have previously authorized. To better enable Calvert to keep the Fund fully invested, we request that you notify the Institutional Marketing Group at least 24 hours in advance for any redemption over $10 million per day. A charge of $5 may be imposed on wire transfers of less than $50,000.

Written Requests
Calvert, P.O. Box 219544,
Kansas City, MO 64121-9544
Your letter should include your account number and fund and the number of shares or the dollar amount you are redeeming. Please provide a daytime telephone number, if possible, for us to call if we have questions. If the money is being sent to a new bank, person, or address other than the address of record, your letter must be signature guaranteed.

Corporations and Associations
Your letter of instruction and corporate resolution should be signed by person(s) authorized to act on the account, accompanied by signature guarantee(s).

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund's financial performance for the past five (5) fiscal years. The Fund's fiscal year end is September 30. Certain information reflects financial results for a single share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. The information has been derived from the Fund's financial statements, which for 2002 and 2003 have been audited by KPMG LLP. Their report, along with the Fund's financial statements, is included in the Fund's annual report, which is available upon request. The information for years presented prior to September 30, 2002 has been audited by other auditors.

FINANCIAL HIGHLIGHTS

	YEARS ENDED	
	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$1.00**	**$1.00**
Income from investment operations		
Net investment income	.012	.020
Distributions from		
Net investment income	(.012)	(.020)
Net asset value, ending	**$1.00**	**$1.00**
Total return	1.23%	2.03%
Ratios to average net assets:		
Net investment income	1.25%	2.01%
Total expenses	.38%	.38%
Expenses before offsets	.27%	.26%
Net expenses	.26%	.25%
Net assets, ending (in thousands)	**$259,933**	**$345,902**

	YEARS ENDED		
	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999
Net asset value, beginning	**$1.00**	**$1.00**	**$1.00**
Income from investment operations			
Net investment income	.052	.060	.051
Distributions from			
Net investment income	(.052)	(.060)	(.051)
Net asset value, ending	**$1.00**	**$1.00**	**$1.00**
Total return	5.29%*	6.22%	5.18%
Ratios to average net assets:			
Net investment income	5.08%	6.01%	5.05%
Total expenses	.35%	.35%	.36%
Expenses before offsets	.26%	.27%	.22%
Net expenses	.25%	.25%	.21%
Net assets, ending (in thousands)	**$417,359**	**$435,067**	**$594,824**

* Total return would have been 5.13% without the payment by affiliate. On December 29, 2000, Ameritas Acacia purchased for par $21,000,000 of the 7.06% Pacific Gas and Electric Company Senior Floating Rate Notes maturing October 31, 2001, from the Institutional Prime Fund. The fair market value for the above referenced notes was determined to be 96 on purchase date as determined by the pricing committee of the Board of Trustees. As a result of this transaction, $840,000 was deemed a "payment by affiliate", to reimburse the effect of the loss, which was received by the Fund on January 2, 2001.

To Open an Account:
800-317-2274

Performance and Prices:
www.calvert.com/institutional
Calvert Information Network
24 hours, 7 days a week
800-368-2745

Service for Existing Accounts:
Shareholders 800-317-2274
Brokers 800-368-2746

TDD for Hearing-Impaired:
800-541-1524

Calvert Office:
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Registered, Certified or Overnight Mail:
Calvert
c/o Institutional Marketing Group
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Calvert Web-Site:
Address: www.calvert.com

PRINCIPAL UNDERWRITER:
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

For investors who want more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about the Fund's investments will be available in the Fund's Annual and Semi-Annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI for the Fund provides more detailed information about the Fund and is incorporated into this prospectus by reference.

You can get free copies of reports and the SAI, request other information, and discuss your questions about the Fund by contacting your financial professional or the Fund at:

Calvert
4550 Montgomery Ave
Suite 1000N
Bethesda, MD 20814

Telephone: 1-800-317-2274

Calvert Web-Site
www.calvert.com

You can review information about the Fund at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

Investment Company Act File No.: 811-3418